# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Copper Property CTL Pass Through Trust, CIK 0001837671
CUSIP: 217519107
Title of class of securities: Trust Certificates, no par value
Address of issuer's principal executive offices: 3 Second Street, Suite 206, Jersey City, New Jersey (NJ), 07311-4056
Date of event which requires filing of this statement: 04/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,109,846; sole dispositive power 0; shared dispositive power 4,109,846; aggregate amount beneficially owned 4,109,846 (5.5% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,109,846; sole dispositive power 0; shared dispositive power 4,109,846; aggregate amount beneficially owned 4,109,846 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Copper Property CTL Pass Through Trust
Address of issuer's principal executive offices: 3 Second Street, Suite 206, Jersey City, NJ 07311-4056

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and
(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:
3033 Excelsior Boulevard
Suite 500
Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of April 15, 2026, each of WA and WGP was deemed to be the beneficial owner of 3,799,922 Trust Certificates, no par value ("Trust Certificates"), as a result of WA's clients' ownership of 3,799,922 Trust Certificates.

As of the date hereof, each of WA and WGP is deemed to be the beneficial owner of 4,109,846 Trust Certificates, as a result of WA's clients' ownership of 4,109,846 Trust Certificates.
Percent of class:
As of April 15, 2026, each of WA and WGP was deemed to beneficially own approximately 5.1% of the Trust Certificates outstanding.

As of the date hereof, each of WA and WGP is deemed to beneficially own approximately 5.5% of the Trust Certificates outstanding.

Percents of class were calculated based on 75,000,000 Trust Certificates outstanding as of March 31, 2026, and June 25, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026, and the Issuer's information statement on Schedule 14C filed with the Securities and Exchange Commission on July 9, 2026, respectively.
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 4,109,846
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 4,109,846

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Certificates covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated July 10, 2026, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Lisa Conrad, Lisa Conrad, General Counsel & Chief Compliance Officer (07/10/2026)
- WHITEBOX GENERAL PARTNER LLC: /s/ Lisa Conrad, Lisa Conrad, Authorized Signatory (07/10/2026)